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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colchester Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street
(No. and Street)

Boston, MA 02210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Andrew (617)896-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yoshida & Sokolski, PC
(Name – *if individual, state last, first, middle name*)

20 Burlington Mall Road, Ste. 322, Burlington, MA 01803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/1

TR 3/1

OATH OR AFFIRMATION

I, Eric Andrew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colchester Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VP / Member / FINOP
Title

[signature] 2/3/10
Notary Public

JOEL LEA OLSON
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 03/07/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2009 AND 2008

Yoshida & Sokolski, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Colchester Partners, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of Colchester Partners, LLC, (the "Company") as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the financial statements of financial condition referred to above present fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

Yoshida & Sokolski, PC

January 26, 2010

20 Burlington Mall Road • Burlington, Massachusetts 01803 • (781) 273-1010 • Fax: (781) 270-9592 • www.yoshcpa.com

COLCHESTER PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 616,993	$ 662,761
Accounts receivable	85,213	28,588
TOTAL CURRENT ASSETS	702,206	691,349
Investments	72	72
Equipment and improvements, net	22,803	33,541
Other assets	23,025	23,025
TOTAL ASSETS	$ 748,106	$ 747,987
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 10,000	$ 4,000
TOTAL CURRENT LIABILITIES	10,000	4,000
MEMBERS' EQUITY	738,106	743,987
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 748,106	$ 747,987

The accompanying notes are an integral part of these financial statements.

COLCHESTER PARTNERS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

NOTE 1 *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and trade accounts receivables.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs is charged to expense as incurred.

NOTE 3 *INVESTMENTS*

The investment is in a minority interest of a Limited Liability Company valued at cost.

NOTE 4 *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS*

The Company's accounts receivable are client obligations due under normal trade terms carried at their face value, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2009 and 2008, management believes no allowance is necessary.

NOTE 5 *EQUIPMENT AND IMPROVEMENTS*

Major classes of equipment and improvements consist of the following:

	December 31,	
	2009	*2008*
Computer equipment	$ 86,167	$ 82,917
Office equipment	19,756	19,756
Furniture and fixtures	13,150	13,150
Leasehold improvements	3,500	3,500
	122,573	119,323
Less accumulated depreciation and amortization	99,770	85,782
	$ 22,803	$ 33,541